SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 8)

Family Dollar Stores, Inc.

(Name of Subject Company)

Family Dollar Stores, Inc.

(Name of Person Filing Statement)

Common Stock, $0.10 par value

(Title of Class of Securities)

307000109

(CUSIP Number of Class of Securities)

James C. Snyder, Jr., Esq.

Senior Vice President,

General Counsel and Secretary

P.O. Box 1017, 10401 Monroe Road

Charlotte, North Carolina 28201-1017

(704) 847-6961

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Ethan A. Klingsberg, Esq.

Paul M. Tiger, Esq.

Cleary Gottlieb Steen & Hamilton, LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (“Amendment No. 8”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Family Dollar Stores, Inc. (“Family Dollar”), with the Securities and Exchange Commission on September 17, 2014, relating to the unsolicited conditional tender offer by Dollar General Corporation, a Tennessee corporation, through its wholly owned subsidiary, D3 Merger Sub, Inc., a Delaware corporation, to purchase all of the issued and outstanding shares of Family Dollar’s common stock, par value $0.10 per share (including the associated preferred stock purchase rights), at a purchase price of $80.00 in cash, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated September 10, 2014 (as amended or supplemented from time to time), and the related letter of transmittal. This Amendment No. 8 is being filed to reflect certain updates as reflected below:

Item 2. Identity and Background of Filing Person.

(a)	Item 2 of the Statement is hereby amended and supplemented by replacing the last sentence of the first paragraph in the subsection “Offer” with the following:

According to the Offer to Purchase, the Offer will expire at 5:00 p.m., New York City time, on January 30, 2015, unless the Offer is extended.

Item 4. The Solicitation or Recommendation.

(a)	Item 4 of the Statement is hereby amended and supplemented by removing the first sentence of the first paragraph and replacing it with the following sentence in the subsection titled “Recommendation”:

After careful consideration, including a thorough review of the terms and conditions of the Offer with Family Dollar’s financial and outside legal advisors, and consistent with its fiduciary duties under applicable law, the Board, by the unanimous vote of all of its directors at meetings held on September 15, 2014 and October 13, 2014, and by the unanimous vote of all directors present at meetings held on November 10, 2014 and January 11, 2015 (at which meetings all of the directors were in attendance other than James G. Martin), reaffirmed its recommendation of, and declaration of advisability with respect to, the Dollar Tree merger, concluded that the Offer does not constitute and is not reasonably expected to lead to a “Company Superior Proposal” as defined in the Dollar Tree merger agreement and is not in the best interests of Family Dollar, and recommended that Family Dollar’s stockholders reject the Offer and not tender their Shares pursuant to the Offer.

(b)	Item 4 of the Statement is hereby amended and supplemented by adding the following new paragraphs after the last paragraph in the subsection titled “Background of the Offer”:

Later in the day on December 23, 2014, Dollar General amended the Offer to, among other things, extend its expiration date to January 30, 2015.

On January 9, 2015, Mr. Sasser sent a letter to Mr. Levine, the text of which follows:

January 9, 2015

Dear Howard,

We are very much looking forward to Family Dollar becoming a part of the Dollar Tree family in the near future and appreciate all of your and your team’s dedication and hard work to try to maintain your company’s business under very trying circumstances.

We have been hearing that some of your shareholders, mostly arbitrageurs and hedge funds with new positions in your stock, have been saying that they will not support our transaction unless we raise our price. We believe that these investors were drawn into your stock by the proposal from Dollar General which we believe is illusory. We think that a rejection of our transaction in the hope that there may be a better deal down the road would be misguided and potentially disastrous for Family Dollar and its shareholders, but that is a decision for your shareholders to make.

The transaction we have agreed with you is an excellent one for Family Dollar shareholders. Despite the highly contingent and untenable nature of its offer, Dollar General has already damaged the Family Dollar business, your valiant efforts notwithstanding. Dollar General’s bid has created distraction and disruption at the most critical time of the retail year. In addition, as you acknowledged on your earnings call yesterday, Family Dollar has lost and continues to lose many valuable employees, who are unwilling to take any risk to their job security from the possibility of a Dollar General acquisition.

While the value of Family Dollar’s business has not improved and the value of our offer has increased since the deal’s announcement due to our stock price improvement, the delays resulting from the Dollar General proposal have raised our financing and other costs and expenses significantly. Further, while we are making very good progress with the Federal Trade Commission, that progress has been slower than expected. The number of required store divestitures will be manageable for us and less than the 500 store limit we had agreed to before moving to a “hell-or-high-water” standard to give your shareholders absolute certainty our transaction will be completed. However, total divestitures may still turn out to be more than we hoped for.

In this regard, extrapolating from our negotiations with the FTC also greatly enhances our belief that the Dollar General proposal is a non-starter. As your Board has recognized, the transaction they have been proposing for the past five months has no chance of being completed on its terms. Indeed, any transaction with Dollar General would face grave risks and long delays even if they dramatically increased their antitrust commitment.

For all these reasons, your shareholders should understand how well you and your fellow directors have served them in negotiating and maintaining the existing transaction with Dollar Tree, which is on terms that— we believe— could not be replicated at the present time.

It is imperative that the shareholder vote on the merger be held on January 22, both to eliminate the uncertainty that is continuing to damage Family Dollar’s business and because Dollar Tree’s financing costs go up substantially after that date. Dollar Tree is not willing to agree to any further adjournments of the shareholder meeting. After two delays, we have been more than reasonable but have reached the end of our patience. We hope that Family Dollar’s shareholders decide to support Dollar Tree’s transaction, with the premium value, certainty, timing advantages and further upside it offers. But we are prepared to accept whatever judgment they make. We sincerely hope that Family Dollar and its shareholders will not have to suffer the consequences of a serious misjudgment by investors with an outsize tolerance for risk or a misguided sense of value.

I look forward to consummating our transaction promptly.

Sincerely,

/s/ Bob Sasser

Bob

On January 12, 2015, Mr. Levine sent a letter to Family Dollar’s stockholders, which is filed as Exhibit (a)(15) to this Statement. The text of the letter is as follows:

January 12, 2015

Dear Fellow Stockholders:

I write to provide you with this important update on our Special Meeting of Stockholders to vote on the proposed merger with Dollar Tree.

Transparency on New FTC Feedback

Family Dollar is in the unique position of receiving feedback from the FTC staff on the progress of the FTC’s reviews of both the Dollar General proposal and the Dollar Tree merger. At this time, I wanted to provide complete transparency to you regarding the most recent feedback that we have received from the FTC staff, which reaffirms the statements that we have been making for several months now about the inability of the Dollar General proposal to be consummated on the terms proposed by Dollar General and the certainty of the Dollar Tree merger.

Latest FTC Feedback on the Dollar General Proposal

The Federal Trade Commission (“FTC”) staff informed Family Dollar and Dollar General on January 10, 2015 that its most recent economic analysis of the Dollar General proposal indicates that 5,850 stores are presumptively problematic, including 2,965 Dollar General stores and 2,885 Family Dollar stores. After eliminating the duplication in the 5,850 figure where both a Family Dollar store and a nearby Dollar General store are on the list, we estimate based on experience with earlier iterations of the FTC staff’s store lists that the current count of stores that the FTC staff views as presumptively problematic is around 3,500 to 4,000 stores. This 3,500 to 4,000 range, while not final, is based on the most current and specific indication received from the FTC staff to date as to the number of divestitures that will ultimately be required by the FTC to permit the Dollar General proposal to be consummated.

This existing economic analysis by the FTC will be refined in certain respects, but we see no basis to believe that, taken together, these refinements will result in a final divestiture number anywhere near the 1,500 stores that Dollar General has offered to divest. Importantly, the 3,500 to 4,000 store range does not include many additional divestitures that likely will be triggered by the well over 1,000 additional new or planned Dollar General and Family Dollar stores. The FTC staff plans to incorporate these stores into the same economic analysis, which will create new overlaps and exacerbate existing overlaps that have not yet created presumptions of requirements to divest. Going in the other direction, the FTC will incorporate into its economic analysis a modest number of competitors’ additional new or planned stores. We expect that the net impact of these two changes will be an increase in the store count.

Beyond the FTC’s economic analysis, the FTC staff has made clear that it will assess other evidence in determining the final list of divestitures. Most importantly, the FTC staff has made clear that Family Dollar’s price zones, which at thousands of Family Dollar stores take into account the presence of Dollar General stores, will be an additional important factor. Due to the reasons and the data about price zones and other matters outlined in previous public disclosures by Family Dollar, we expect this further FTC analysis to increase the final divestiture count, or at least make it very difficult to reduce it in a meaningful way.

With respect to timing, in light of the thousands of stores at issue, we expect that the definitive number of divestitures that the FTC will actually require is not likely to be known by Family Dollar or Dollar General for several months.

Dollar General has still offered to divest only up to 1,500 stores and remains committed to the position that no more than 700 stores will be required to be divested. Accordingly, the Family Dollar Board of Directors continues to be of the unanimous view that the current Dollar General proposal is not reasonably likely to be completed on the terms proposed by Dollar General and that discussions with Dollar General are not reasonably expected to lead to a new proposal that is reasonably likely to be completed on its terms.

FTC Feedback on Dollar Tree Merger

The preliminary count of presumptively problematic stores based on the FTC’s most recent economic analysis of the Dollar Tree merger is 310. We believe that additional evidence is likely to reduce this figure, including because Dollar Tree’s $1 pricing strategy renders Dollar Tree stores extremely unlikely to raise prices. Unlike with Dollar General, new and planned Family Dollar and Dollar Tree stores create limited additional overlaps and other evidence, such as the presence of nearby Dollar General stores, is likely to result in a further net-reduction of the number of stores to be divested by Dollar Tree.

At this time, Dollar Tree has made a divestiture settlement offer to the FTC staff and we believe that it could quickly reach an agreement on the number of stores to be divested by accepting the FTC staff’s next number, which is likely to be well below 300 stores. Moreover, Dollar Tree has signed confidentiality agreements with multiple potential divestiture buyers, which are now commencing due diligence, and should be in a position to sign a definitive agreement for a divestiture purchase and execute a consent decree with the FTC Bureau of Competition in February 2015. To facilitate the FTC’s continued review, and in light of the practicalities associated with the transaction, Dollar Tree and Family Dollar have agreed to provide the FTC with four weeks’ notice prior to closing. Dollar Tree expects to initiate this four-week notice period (which may be terminated early by the FTC) after it has executed a consent decree with the FTC’s Bureau of Competition in February, which would permit FTC clearance and the closing of the merger as soon as March 2015.

We expect Dollar Tree to continue to make rapid progress in completing the antitrust clearance process pursuant to its binding undertakings in the merger agreement, including its covenant to divest as many stores as necessary or advisable to obtain such clearance. In sum, antitrust clearance of the Dollar Tree merger on its terms and in a timely manner is a virtual certainty.

The Dollar Tree Merger Delivers Substantial and Certain Value to Family Dollar Stockholders

•	The market value of the merger consideration will be at least $76.85 per share if Dollar Tree stock continues to trade at the January 9, 2015, closing price of $69.46 or higher through the completion of the merger.

•	This value represents a 32.4% premium to Family Dollar stock’s unaffected closing price of $58.04 on April 4, 2014, the last trading day before Icahn began accumulating stock.

•	Based on the closing price of Dollar Tree stock on January 9, 2015, the Dollar Tree merger represents an enterprise value to last twelve months November 29, 2014 EBITDA multiple of 14.3x (or 12.3x EBITDA (adjusted to exclude restructuring charges and merger related costs)); when the Dollar Tree merger agreement was signed, the transaction represented an enterprise value to last twelve months May 31, 2014 EBITDA multiple of 11.3x (or 11.0x EBITDA (adjusted to exclude restructuring charges and merger related costs)).

•	Approximately 20% of the consideration consists of Dollar Tree stock, which will allow you to participate in the anticipated synergies and long-term upside for the combined company, and the remaining $59.60 is cash. Moreover, the stock component is subject to a 10% collar that helps protect the value of the stock consideration.

The proposed combination of Dollar Tree and Family Dollar would create the leading discount retailer in North America based on number of store locations, operating more than 13,000 stores in 48 states and five Canadian provinces. The proposed merger would also allow the combined company to target a broader range of customers and geographies, leverage complementary merchandise expertise, generate an estimated $300 million of synergy opportunities and is estimated to be accretive to cash EPS within the first year post-closing, excluding one-time costs to achieve synergies. The combined company will also be better positioned to invest in existing and new markets and channels and to grow its store base across multiple brands. Finally, the combined company is expected to generate significant free cash flow, enabling the rapid pay down of debt.

Letter from CEO of Dollar Tree

In anticipation of the Special Meeting, the CEO of Dollar Tree delivered a letter to me on January 9, 2015, in which he noted that “the existing transaction with Dollar Tree which is on terms that—we believe—could not be replicated at the present time,” and concluded as follows:

“It is imperative that the shareholder vote on the merger be held on January 22, both to eliminate the uncertainty that is continuing to damage Family Dollar’s business and because Dollar Tree’s financing costs go up substantially after that date. Dollar Tree is not willing to agree to any further adjournments of the shareholder meeting. After two delays, we have been more than reasonable but have reached the end of our patience. We hope that Family Dollar’s shareholders decide to support Dollar Tree’s transaction, with the premium value, certainty, timing advantages and further upside it offers. But we are prepared to accept whatever judgment they make. We sincerely hope that Family Dollar and its shareholders will not have to suffer the consequences of a serious misjudgment by investors with an outsize tolerance for risk or a misguided sense of value.”

We have made a copy of his letter available for your information at www.sec.gov as a filing on Form 8-K with Family Dollar’s other filings with the SEC.

The Time is Right for Vote on Merger

Adjournment and Postponement Risks

Dollar Tree’s position is that Family Dollar may not further adjourn or postpone the Special Meeting without breaching the merger agreement—a breach that Dollar Tree would be expected to claim would entitle Dollar Tree to terminate the merger agreement and collect a $305 million break-up fee, in addition to other damages for Willful and Material Breach. Stockholders should vote FOR the Dollar Tree transaction now to lock-in its value and certainty and avoid risks of a claim for breach. Taking any risk on the Dollar Tree deal is not prudent, particularly given that the Dollar General proposal is not actionable and Dollar General has not shown any willingness to take regulatory risks off the table. The FTC process has now crystalized sufficiently to show convincingly that the Dollar General proposal will be unable to clear the FTC on the terms proposed. Yet, after five months, Dollar General remains committed to its proposal not to divest more than 1,500 stores and its view that no more than 700 stores will actually be required to be divested. We urge stockholders to take these factors into account and conclude that the time is now right for a vote in favor of the Dollar Tree merger.

Near-Term Stand-Alone Prospects Are Challenging and Deteriorating

If the Dollar Tree merger is not approved by Family Dollar stockholders, there is a significant risk that Family Dollar will be left without a merger partner because of the very significant risks to the Dollar General offer obtaining antitrust clearance on the terms proposed. Given the current challenging market conditions, there are significant risks and uncertainties to Family Dollar as a stand-alone company and to the value of its stockholders’ investment in the Company should the Dollar Tree merger agreement not be adopted by Family Dollar stockholders. As stated in connection with our first quarter earnings release, Family Dollar had a very challenging quarter and expects many of the headwinds faced in the fourth quarter of fiscal year 2014 to continue in fiscal year 2015, including ongoing topline challenges and continued pressure on gross margins.

PROTECT YOUR INVESTMENT IN FAMILY DOLLAR BY SECURING SUBSTANTIAL AND CERTAIN VALUE—VOTE “FOR” THE MERGER WITH DOLLAR TREE ON THE WHITE PROXY CARD TODAY

The Family Dollar Board unanimously recommends that you vote “FOR” the adoption of the Dollar Tree merger agreement. The failure to vote or an abstention has the same effect as a vote against the proposed combination. Please take a moment to vote “FOR” the proposal to adopt the Dollar Tree merger agreement today by signing, dating and returning the enclosed WHITE proxy card today.

Moreover, I am pleased to reconfirm that both Trian Partners and I, in our capacities as the two largest Family Dollar stockholders, continue to share the view that a vote “FOR” the Dollar Tree merger is in the best interests of Family Dollar stockholders.

If you plan to attend the Special Meeting in person, please bring a form of government-issued photo ID. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, please also bring evidence that you are the beneficial owner of Family Dollar common stock, such as your most recent brokerage account statement.

We appreciate your continued support and trust as we work to protect your interests and deliver certain value for all Family Dollar stockholders.

Sincerely,

/s/ Howard R. Levine

Howard Levine

Chairman of the Board and

Chief Executive Officer

Later in the day on January 12, 2015, Family Dollar published an investor presentation which is filed as Exhibit (a)(13) to this Statement.

(c)	Item 4 of the Statement is hereby amended and supplemented by removing the second paragraph and replacing it with the following paragraph in the subsection titled “Reasons for Recommendation”:

In reaching its decision on September 15, 2014 to (i) recommend that Family Dollar’s stockholders reject the Offer and not tender their shares into the Offer and (ii) reaffirm its recommendation that Family Dollar’s stockholders adopt the merger agreement with Dollar Tree, and in reaching its decisions on October 13, 2014, November 10, 2014 and January 11, 2015 to (i) reaffirm its recommendation that Family Dollar’s stockholders reject the Offer and not tender their shares into the Offer and (ii) reaffirm its recommendation that Family Dollar’s stockholders adopt the merger agreement with Dollar Tree, the Board, as described above in the section entitled “Item 4. The Solicitation or Recommendation—Background of the Offer”, met, consulted with Family Dollar’s senior management and its legal and financial advisors at Cleary Gottlieb and Morgan Stanley, and considered a number of factors, including its knowledge of the business, assets, and liabilities, results of operations, financial performance, strategic direction and prospects of each of Family Dollar, Dollar Tree and Dollar General (taking into account the results of Family Dollar’s due diligence of Dollar Tree and publicly available information with respect to Dollar General), as well as the risks in achieving those prospects (including uncertainties associated with implementing Family Dollar’s stand-alone strategic plan and achieving the related internal financial forecasts), the analyses, from antitrust law perspectives, of potential combinations of Family Dollar with Dollar Tree and Dollar General, respectively, prepared by Cleary Gottlieb with input from its economic consultant, NERA Economic Consulting, feedback from the FTC received in connection with the FTC’s review of the Dollar Tree merger, and the anticipated effects of the transaction contemplated by the Dollar Tree merger agreement, on the one hand, and the transaction contemplated by the Dollar General Offer, on the other hand.

(d)	Item 4 of the Statement is hereby amended and supplemented by removing the title and first bullet point and replacing it with the following title and bullet point in the subsection titled “Reasons for Recommendation—3. We believe the Dollar Tree merger will be in a position to close as early as February 2015, while the Offer may take substantially longer to close, even if Dollar General were willing to make all divestitures required by the FTC and thereby avoid time-consuming litigation.”:

3. We believe the Dollar Tree merger will be in a position to close as soon as March 2015, while the Offer may take substantially longer to close, even if Dollar General were willing to make all divestitures required by the FTC and thereby avoid time-consuming litigation.

•	Based on discussions with Dollar Tree and the FTC, we believe that the Dollar Tree merger will be in a position to close as soon as March 2015.

(e)	Item 4 of the Statement is hereby amended and supplemented by removing the first bullet point and replacing it with the following bullet point in the subsection titled “Reasons for Recommendation—4. Dollar General has not yet made any commitment to extend the Offer long enough to permit the HSR Condition to be satisfied.”:

•	Dollar General is obligated to make good on the Offer so long as the Offer is outstanding. But once the Offer expires on January 30, 2015 without the HSR Condition having been satisfied, Dollar General is free to walk away from the Offer.

(f)	Item 4 of the Statement is hereby amended and supplemented by removing the second bullet point and replacing it with the following bullet point in the subsection titled “Reasons for Recommendation—6. The Dollar Tree merger agreement prohibits Family Dollar from engaging in discussions with or providing information to Dollar General.”:

•	The Dollar Tree merger agreement permits discussions and the provision of access to information only if, among other criteria, Dollar General makes a proposal that is reasonably expected to lead to a superior proposal that is reasonably likely to be consummated on the terms proposed.

(g)	Item 4 of the Statement is hereby amended and supplemented by removing the first sentence of the first paragraph and replacing it with the following sentence in the subsection titled “Additional Factors Considered by the Board”:

In addition to the factors set forth above, in reaching its decision on July 27, 2014 and September 4, 2014 to approve, and declare advisable, the Dollar Tree merger agreement and resolving that it recommends (and its subsequent decisions, on August 20, 2014, September 5, 2014, September 15, 2014, October 13, 2014, November 10, 2014 and January 11, 2015 to reaffirm its recommendation) that Family Dollar’s stockholders adopt the Dollar Tree merger agreement, the Board considered various factors that weighed positively in favor of the Dollar Tree merger agreement, the Dollar Tree merger and the other transactions contemplated by the Dollar Tree merger agreement including, among others and not necessarily in order of relative importance:

Item 7. Purposes of the Transaction, Plans or Proposals.

(a)	Item 7 of the Statement is hereby amended and supplemented by removing the second paragraph and replacing it with the following paragraph:

For the reasons discussed in the section entitled “Item 4. The Solicitation or Recommendation— Recommendation” above, the Board, by the unanimous vote of all of its directors at meetings held on September 15, 2014 and October 13, 2014, and by the unanimous vote of all directors present at meetings held on November 10, 2014 and January 11, 2015 (at which meetings all of the directors were in attendance other than James G. Martin), reaffirmed its recommendation of, and declaration of advisability with respect to, the Dollar Tree merger, concluded that the Offer does not constitute and is not reasonably expected to lead to a “Company Superior Proposal” as defined in the Dollar Tree merger agreement and is not in the best interests of Family Dollar, and recommended that Family Dollar’s stockholders reject the Offer and not tender their Shares pursuant to the Offer.

Item 8. Additional Information.

(a)	Item 8 of the Statement is hereby amended and supplemented by amending and restating in its entirety the subsection titled “Regulatory Issues in Connection with the Offer”:

Under the HSR Act and the rules and regulations that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied.

According to the Offer to Purchase and information from the FTC, pursuant to the requirements of the HSR Act, Dollar General filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on September 10, 2014. Family Dollar filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on September 25, 2014. According to the Offer to Purchase, Dollar General elected to file for the longer waiting period applicable to a one-step merger transaction rather than the shorter waiting periods applicable to cash tender offers. Accordingly, the waiting period applicable to the purchase of Shares pursuant to the Offer was scheduled to expire at 11:59 p.m., New York City time, 30 days following Dollar General’s filing, unless such 30th day were a Saturday, Sunday or other legal public holiday, in which case the waiting period would have expired at 11:59 p.m., New York City time, on the next regular business day. However, on October 10, 2015, the FTC extended the waiting period by requesting additional information or documentary material relevant to the Offer from Dollar General and Family Dollar. Because such a request was made, the waiting period will be extended until 11:59 p.m., New York City time, 30 days after Dollar General and Family Dollar certify substantial compliance with such request. Thereafter, such waiting period can be further extended by agreement. On October 21, 2014, Family Dollar announced that it had certified substantial compliance with the request for additional information and documentary material from the FTC related to the Offer. In addition to the FTC, several state attorneys general have notified Family Dollar that they are investigating the competitive effects of the acquisition of Shares by Offeror pursuant to the Offer.

The FTC staff informed Family Dollar and Dollar General on January 10, 2015 that its most recent economic analysis of the Dollar General proposal indicates that 5,850 stores are presumptively problematic, including 2,965 Dollar General stores and 2,885 Family Dollar stores. After eliminating the duplication in the 5,850 figure where both a Family Dollar store and a nearby Dollar General store are on the list, Family Dollar estimates based on experience with earlier iterations of the FTC staff’s store lists that the current count of stores that the FTC staff views as presumptively problematic is around 3,500 to 4,000 stores. This 3,500 to 4,000 range, while not final, is based on the most current and specific indication received from the FTC staff to date as to the number of divestitures that will ultimately be required by the FTC to permit the Dollar General proposal to be consummated. This existing economic analysis by the FTC will be refined in certain respects, but Family Dollar sees no basis to believe that, taken together, these refinements will result in a final divestiture number anywhere near the 1,500 stores that Dollar General has offered to divest. Importantly, the 3,500 to 4,000 store range does not include many additional divestitures that likely will be triggered by the well over 1,000 additional new or planned Dollar General and Family Dollar stores. The FTC staff plans to incorporate these stores into the same economic analysis, which will create new overlaps and exacerbate existing overlaps that have not yet created presumptions of requirements to divest. Going in the other direction, the FTC will incorporate into its economic analysis a modest number of competitors’ additional new or planned stores. Family Dollar expects that the net impact of these two changes will be an increase in the store count. Beyond the FTC’s economic analysis, the FTC staff has made clear that it will assess other evidence in determining the final list of divestitures. Most importantly, the FTC staff has made clear that Family Dollar’s price zones, which at thousands of Family Dollar stores take into account the presence of Dollar General stores, will be an additional important factor. Due to the reasons and the data about price zones and other matters outlined in previous public disclosures by Family Dollar, Family Dollar expects this further FTC analysis to increase the final divestiture count, or at least make it very difficult to reduce it in a meaningful way. With respect to timing, in light of the thousands of stores at issue, Family Dollar expects that the definitive number of divestitures that the FTC will actually require is not likely to be known by Family Dollar or Dollar General for several months.

According to the Offer to Purchase, Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting periods under the HSR Act. Please see the section entitled “Item 2. Identity and Background of Filing Person—The Conditions to the Offer” and Annex A attached hereto for more information regarding conditions to the Offer. Subject to certain circumstances described in the section entitled “Item 2. Identity and Background of Filing Person—The Conditions to the Offer” and Annex A, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law.

The Antitrust Division and the FTC routinely assess the potential competitive effects of transactions reported under the HSR act such as the acquisition of Shares by Offeror pursuant to the Offer and the Dollar General merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including, without limitation, seeking to enjoin the purchase of Shares pursuant to the Offer, divestiture of the Shares purchased pursuant to the Offer, or the divestiture of assets of Dollar General, Offeror, Family Dollar or their respective subsidiaries. State attorneys general and private parties may also bring legal actions under both federal and state antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. Please see the section entitled “Item 2. Identity and Background of Filing Person—The Conditions to the Offer” and Annex A attached hereto for certain conditions to the Offer, including conditions with respect to certain governmental actions. Shares will not be accepted for payment or paid for pursuant to the Offer if, before or after the expiration of the applicable waiting period under the HSR Act, the Antitrust Division, the FTC, a state, or a private party has commenced or threatens to commence an action or proceeding against the Offer or Dollar General merger as a result of which any of the conditions described in the section entitled “Item 2. Identity and Background of Filing Person—The Conditions to the Offer” and Annex A would not be satisfied. According to the Offer, if the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with the Offer, Dollar General and Offeror, at their discretion, may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Dollar General merger while such discussions are ongoing.

(b)	Item 8 of the Statement is hereby amended and supplemented by amending and restating the subsection titled “Regulatory Issues in Connection with the Dollar Tree Merger”:

For a description of regulatory clearances required for the Dollar Tree merger pursuant to the Dollar Tree merger agreement, reference is made to Annex E hereto, which contains certain disclosure from the Proxy Statement/Prospectus. Annex E is incorporated herein by reference and qualifies the foregoing in its entirety. On October 21, 2014, Family Dollar announced that it had certified substantial compliance with the FTC’s second request for the Dollar Tree merger, and on November 7, 2014, Dollar Tree announced that it had certified substantial compliance. Since then, Dollar Tree and Family Dollar have agreed to extend the waiting period to facilitate the FTC’s continued review. On January 12, 2015, Dollar Tree announced that: (i) Dollar Tree and Family Dollar agreed to provide the FTC with four weeks’ notice prior to closing the Dollar Tree merger; (ii) Dollar Tree believes that it will need to divest fewer than 300 stores; (iii) Dollar Tree has identified potential divestiture buyers and expects to present potential buyers to the FTC for approval within a month; (iv) Dollar Tree has made a divestiture proposal and anticipates reaching an agreement with the FTC staff as to the specific number and locations of stores for divestiture by the end of January; (v) Dollar Tree then expects to finalize divestiture agreements with the selected bidder, to address any concerns of the investigating state attorneys general, and to execute a consent order with the FTC’s Bureau of Competition; and (vi) Dollar Tree expects to initiate the four-week notice period (which may be terminated early by the FTC) after Dollar Tree executes a consent decree with the FTC’s Bureau of Competition, which should enable the closing of the merger as soon as March 2015.

(c)	Item 8 of the Statement is hereby amended and supplemented by adding the following at the end of the third paragraph in the subsection titled “Litigation”:

On December 24, 2014, plaintiffs filed an application in the Delaware Court of Chancery to certify an appeal from the denial of preliminary injunctive relief to the Delaware Supreme Court, which application the Delaware Court of Chancery denied on January 2, 2015.

Exhibits.

(a) Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Exhibit

(a)(12)	Letter to stockholders of Family Dollar Stores, Inc., dated January 2, 2015 (filed with the SEC by Family Dollar on Form 425 on January 2, 2015)

(a)(13)	Investor Presentation, published by Family Dollar Stores, Inc., dated January 12, 2015 (filed as Exhibit 99.2 to Family Dollar’s Current Report on Form 8-K filed with the SEC on January 12, 2015)

(a)(14)	Press Release of Family Dollar Stores, Inc. dated January 12, 2015 (filed as Exhibit 99.1 to Family Dollar’s Current Report on Form 8-K filed with the SEC on January 12, 2015)

(a)(15)	Letter to stockholders of Family Dollar Stores, Inc., dated January 12, 2015 (filed as Exhibit 99.2 to Family Dollar’s Current Report on From 8-K filed with the SEC on January 12, 2015)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

FAMILY DOLLAR STORES, INC.

By:	/s/ James C. Snyder, Jr.
Name:	James C. Snyder, Jr.
Title:	Senior Vice President,
General Counsel and Secretary

Dated: January 12, 2015